Ivy Funds Distributor, Inc.'s Exemption Report

Ivy Funds Distributor, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2015 to December 31, 2015 without exception.

Ivy Funds Distributor, Inc.

I, <u>Brent Bloss</u>   , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Senior Vice President, Treasurer, Principal Accounting Officer, Principal Financial Officer

February 25, 2016